Exhibit 99.1

Steakholder Foods Shares Letter from CEO Arik Kaufman

Rehovot, Israel, February 3, 2025 – Steakholder Foods Ltd. (Nasdaq: STKH) (the “Company”), a leading innovator in alternative proteins production and 3D printing technologies, shared a letter from its CEO, Mr. Arik Kaufman, providing updates as the Company enters 2025, as follows:

Dear Shareholders,

As we commence 2025, I am writing to share our progress during what was both a demanding and transformative year for Steakholder Foods. Despite challenging local circumstances and global market uncertainties, we have achieved significant milestones in our commercialization journey and laid important groundwork for our future growth.

Commercial Progress

I am pleased to report that we have made substantial progress in our commercialization strategy. We secured our first purchase order from Bondor Foods for our SH™ – Fish premix blends in September, followed by an order from Wyler Farm for our SH™ – Beef premix blend, leading to the planned launch of the “Whaat Meat?! by Steakholder” product line. These agreements mark crucial steps toward establishing recurring revenue streams, which we anticipate will begin materializing in the near term.

Market Validation

Our technology and products received significant validation at the Plant-Based World Expo in London, Europe’s largest plant-based exposition. We were honored to receive three prestigious awards:

●	Gold Award for our Salmon Patty

●	Silver Award for our Fish Kebab

●	Bronze Award for our Beef Alternative

Infrastructure Development

A key milestone this year was the opening of our first full-scale Demonstration Center. This state-of-the-art facility demonstrates our MX200 and HD144 printers in a production environment, providing potential partners with firsthand experience of our technology’s capabilities.

Strategic Partnerships

We have strengthened our global presence through several strategic collaborations:

●	Partnership with UMAMI Bioworks in Singapore for cultivated seafood development

●	Agreement with Vegefarm Co. Ltd. in Taiwan for our 3D printing technology

●	Ongoing collaboration with ITRI, supported by SIIRD grant funding

Research and Development

We continue to advance our core technologies:

●	Enhancing our Drop Location in Space (DLS) technology for alternative seafood applications.

●	Advancing our Fused Paste Layering (FPL) technology for meat alternatives.

●	Receiving USD 490,000 in SIIRD grant funding for innovation in 3D-printed hybrid fish.

Financial Management

We maintain a disciplined approach to financial management while investing in strategic growth initiatives. With our first commercial agreements in place and ongoing discussions with potential partners, we are well-positioned to begin generating revenue in the coming months as these partnerships mature.

U.S. Market Entry Initiative

As we enter 2025, our primary strategic focus is establishing a strong presence and position in the U.S. market. We have recently appointed Saar Bracha, who brings many years of experience in the U.S. market development, to lead this crucial initiative, as well as signing an agreement to engage Nexum Group, a leading strategy development, strategic positioning and brand consulting firm, with a vast network in the U.S food industry.

Mr. Bracha and I have just completed an intensive two-week business development tour across the United States, engaging in promising discussions with potential partners and industry leaders, with the highlight having our plant-based meat prepared and served by celebrity chef David Burke in one of his New York City’s known restaurant, to great acclaim.

Our U.S. market strategy encompasses:

1.	Establishing partnerships with leading food manufacturers and distributors.

2.	Developing products which are tailored to U.S. consumer preferences.

3.	Building a robust local supply chain and distribution network.

Looking Ahead

While 2024 presented significant challenges, we have emerged stronger and more focused. Our commercial agreements, international recognition, and progress toward U.S. market entry, provides a solid foundation for growth in 2025. We anticipate that our current partnerships will begin generating revenue in the near term, marking an important milestone in our company’s development.

I want to acknowledge our employees for their unwavering dedication during this challenging year. Their resilience and commitment have been extraordinary. Similarly, I thank you, our shareholders, for your continued support and trust in our vision.

We remain focused on our mission to transform the future of food production while building long-term shareholder value. I look forward to updating you on our progress during 2025.

Best regards,

Arik Kaufman

Chief Executive Officer

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com.

Press Contact:	Investor Contact:

Steakholder Foods Ltd. Info@steakholderfoods.com	Steakholder Foods Ltd. Investors@steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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